April 11, 2017	News Release 17–10

SILVER STANDARD REPORTS FIRST QUARTER 2017 PRODUCTION RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports first quarter 2017 operating results at our three mines.

First Quarter 2017 Operating Highlights

▪	Consistent production scale: Produced 97,851 gold equivalent ounces from three operations in the first quarter of 2017.

▪	Gold production at Marigold to plan: Produced 55,215 ounces of gold during the first quarter of 2017.

▪	Robust gold production at Seabee: Achieved production of 21,023 ounces of gold in the first quarter of 2017 as higher grade ore was sourced from the Santoy mine.

▪
Strong operating fundamentals at Pirquitas: The operation concluded open pit mining in January 2017 and commenced stockpile processing, taking quarterly production to 1.5 million ounces of silver. The mill continued to operate at a rate of approximately 5,000 tonnes per day, 25% above nominal throughput.

Paul Benson, President and CEO said, “Our production of 97,851 gold equivalent ounces is a strong start to the year, highlighted by Seabee continuing to demonstrate a capability to produce above historical levels. The sustained contribution from all three of our assets was solidified by our recent announcement to exercise our option on the Chinchillas project to extend the operating life of Pirquitas. This, combined with our focus on safe production and operational excellence, demonstrates the success of our strategy to create value through internal and external opportunities.”

Marigold mine, U.S.

		Q1 2017	Q4 2016	% Change [1]
Total material mined	kt	16,736	19,559	(14.4)%
Waste removed	kt	11,062	13,123	(15.7)%
Ore to leach pad	kt	5,674	6,436	(11.8)%
Strip ratio	w/o	1.95	2.04	(4.4)%
Gold grade to leach pad	g/t	0.42	0.48	(12.5)%
Gold recovery	%	74%	75%	(1.3)%
Gold produced	oz	55,215	59,945	(7.9)%
Gold sold	oz	52,528	61,308	(14.3)%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In the first quarter of 2017, the Marigold mine produced 55,215 ounces of gold, in line with plan. Gold sales totaled 52,528 ounces for the quarter.

A total of 16.7 million tonnes were mined in the first quarter of 2017, 14% less than the fourth quarter of 2016, primarily due to weather-related impacts in January and February, which caused the open pit to cease operations intermittently due to unsafe work conditions. Additionally, the rope shovel was down for planned maintenance for five days during the month of March. Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.42 g/t. This compares to 6.4 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.48 g/t in the fourth quarter of 2016. Gold grade mined in the first quarter was 13% lower than the fourth quarter due to planned pit phase sequencing. The strip ratio declined to 1.95:1 in the quarter, a 4% reduction compared to the previous quarter.

Seabee Gold Operation, Canada

		Q1 2017	Q4 2016	% Change [1]
Total ore milled	t	72,394	84,526	(14.4)%
Ore milled per day	t/day	804	919	(12.5)%
Gold mill feed grade	g/t	9.22	7.40	24.6%
Gold recovery	%	97.7%	97.0%	0.7%
Gold produced	oz	21,023	19,711	6.7%
Gold sold	oz	22,411	17,229	30.1%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In the first quarter of 2017, the Seabee Gold Operation produced 21,023 ounces of gold, a 7% increase from the 19,711 ounces of gold produced during the fourth quarter of 2016, primarily due to higher grade ore from the Santoy mine complex. Gold sales were 22,411 ounces for the quarter, including inventory carried over from the fourth quarter of 2016.

A total of 72,394 tonnes of ore was milled at an average gold grade of 9.22 g/t and recovery of 97.7% during the first quarter of 2017. This compares to a total of 84,526 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 97.0% in the fourth quarter of 2016.

During the first quarter, the mill was maintained at a throughput of 804 tonnes per day, lower than the previous quarter as ore delivery constrained mill throughput due to ventilation system limitations. Additional fans and electrical equipment were delivered to the mine and are expected to be operational by mid-year. The Santoy mine complex supplied 98% of ore milled in the first quarter, predominantly from long hole stopes. We continue to develop new mine plans to determine a higher, sustainable production rate.

Pirquitas mine, Argentina

		Q1 2017	Q4 2016	% Change [1]
Total material mined	kt	89	1,694	(94.7)%
Ore mined	kt	53	501	(89.4)%
Silver mined grade	g/t	205	168	22.0%
Ore milled	kt	449	476	(5.7)%
Silver mill feed grade	g/t	145	194	(25.3)%
Silver recovery	%	72.6%	74.5%	(2.6)%
Silver produced	koz	1,520	2,210	(31.2)%
Silver sold	koz	1,443	2,633	(45.2)%
Notes:
1. Percent changes are calculated using rounded numbers presented in the table.

Mining from the San Miguel open pit ceased in January 2017 and medium grade stockpile material is being processed through the plant. Lower grade stockpiles may be processed in late 2017, and potentially in early 2018, once the medium grade stockpiles have been consumed, depending on prevailing economic conditions.

The operation produced a total of 1.5 million ounces of silver from ore mined and stockpiles processed. Silver sales were 1.4 million ounces for the quarter.

Ore was milled at an average rate of 4,994 tonnes per day in the fourth quarter, 25% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the first quarter of 2017 contained an average silver grade of 145 g/t, 25% lower than the 194 g/t reported in the fourth quarter of 2016 as the majority of mill feed was sourced from medium grade stockpile ore. The jig circuit is not utilized to treat stockpile material. The average silver recovery in the first quarter was 72.6%, lower than the 74.5% recovery in the previous quarter, in line with reduced silver mill feed grade.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate Golden Arrow Resources Corporation’s (“Golden Arrow”) Chinchillas project, on a joint venture basis, into our current operations; ability to obtain necessary permits for the Chinchillas project; ability to satisfy closing conditions and successfully form the joint venture with Golden Arrow; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.